FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
AMENDMENT NO. 6 to

ANNUAL REPORT
of
PROVINCE OF SASKATCHEWAN
CANADA
(Name of Registrant)

Date of end of last fiscal year: March 31, 2003

SECURITIES REGISTERED*
 (As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*The Registrant is filing this annual report on a voluntary basis.

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

PAMELA WALLIN Canadian Consul General Canadian Consulate 1251 Avenue of the Americas New York, N.Y. 10020
or
DAVID MURCHISON Canadian Consulate 1251 Avenue of the Americas New York, N.Y. 10020
Copies to:
RON STYLES Deputy Minister of Finance Department of Finance Province of Saskatchewan 2350 Albert Street Regina, Saskatchewan Canada S4P 4A6		JOHN W. WHITE Cravath, Swaine - Moore Worldwide Plaza 825 Eighth Avenue New York, N.Y. 10019

This amendment to the Province of Saskatchewan's (the "Province") Annual Report on Form 18-K for the year ended March 31, 2003 is being filed to include as exhibits to such Form 18-K: (o)  Excerpts from the Province of Saskatchewan Further Estimates for the Fiscal Year Ending March 31, 2005 Provincial Budget

* This amendment to the annual report comprises:

(1) Pages numbered 1 to 4 consecutively.

(2) The following exhibits:

        Exhibit (o):  Excerpts from the Province of Saskatchewan Further Estimates for the
                             Fiscal Year Ending March 31, 2005

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Regina, Saskatchewan, on the 24th day of June, 2004.

PROVINCE OF SASKATCHEWAN
By /s/ Rae Haverstock Name: Rae Haverstock Title: Executive Director, Capital Markets Branch Treasury and Debt Management Division Department of Finance

3

EXHIBIT INDEX

EXHIBIT (o):  Excerpts from the Province of Saskatchewan Further Estimates for the
                         Fiscal Year Ending March 31, 2005

4